14

08001313

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cobham Plc

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34923 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 3/18/08



RECEIVED

2008 MAR 14 A 11:21

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20928

10th March 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

12-31-07
AR/S

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 6 March 2008 relating to contract win.
2. Stock Exchange announcement dated 6 March 2008 relating to dividend declaration.
3. Stock Exchange announcement dated 6 March 2008 relating to preliminary results for the year ended 31 December 2007.
4. Stock Exchange announcement dated 7 March 2008 relating to director/PDMR shareholding.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

pp **W G Tucker**
Company Secretary

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	14:41 07-Mar-08
Number	6478P

RNS Number:6478P
Cobham PLC
07 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

......Cobham plc.............................

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

...(i)................................

3. Name of person discharging managerial responsibilities/director

...Mr D Turner................................

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

.........N/A.................................

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

...In respect of the person referred to in 3 above.......

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

......Ordinary 2.5p shares.,................

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

......Mr D Turner...........

....

8 State the nature of the transaction

.........Purchase.........................

....

9. Number of shares, debentures or financial instruments relating to shares acquired

.........20,000.........................

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

....

11. Number of shares, debentures or financial instruments relating to shares disposed

......N/A............................

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

......N/A............................

13. Price per share or value of transaction

......193.00p............................

14. Date and place of transaction

......6th March 2008 UK............................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

....

16. Date issuer informed of transaction

......7th March 2008 ....

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved (class and number)

....

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of shares or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

......W G Tucker 01202 857735..............................

Name and signature of duly authorised officer of issuer responsible for making notification

...W G Tucker ....

Date of notification

......7th March 2008..............................

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	07:01 06-Mar-08
Number	4789P

RNS Number:4789P
Cobham PLC
06 March 2008

No. 236

6 March 2008

COBHAM AWARDED US$54M CONTRACT FOR DIGITAL VEHICLE INTERCOM SYSTEMS

Cobham plc ('Cobham') announces that its Defence Electronic Systems Division has received a US$54m contract release from Northrop Grumman for the supply of its ROVIS (AN/VIC-3) digital vehicular intercom systems for the US Army. All deliveries of the intercom system, which provides enhanced communication and situational awareness to users of armoured and light tactical vehicles including MRAPs, will be made by the end of 2008.

Allan Cook, Cobham Chief Executive said:
"The demand for our digital vehicle intercom systems continues to grow, with more than 115,000 systems fielded with 18 armies around the world. This award builds on the success of the ROVIS (AN/VIC-3) product line which we have achieved through our ongoing relationship with Northrop Grumman to satisfy the US Army's intercom requirements. "

ENQUIRIES

Cobham plc	
Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Chief Financial Officer	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651
Weber Shandwick Financial	
Susan Ellis/Louise Robson	+44 (0)20 7067 0700

NOTES

Cobham's products and services have been at the heart of sophisticated military and civil systems for more than 70 years, keeping people safe, improving communications and enhancing the performance of land, sea, air and space platforms. The Company has four divisions employing over 10,000 people on five continents, with customers and partners in more than 100 countries and annual revenues of over £1bn.

Cobham Defence Electronic Systems (CDES) designs, develops and manufactures critical technology for network centric operations, moving information around the digital battlefield, with customised and off the shelf solutions for people and systems to communicate on land, sea and air. This includes microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world.

The Division is a leading developer of all classes of air, ground and shipboard antenna sub-systems, positioners, radomes, high-power microwave components and integrated assemblies, and is the market leader for many niche microwave products. It is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products.

END

Close

Company	Cobham PLC
TIDM	COB
Headline	Dividend Declaration
Released	16:26 06-Mar-08
Number	5634P

RNS Number:5634P
Cobham PLC
06 March 2008

Preference share dividend

A committee of the board has approved the payment of a fixed cumulative preferential dividend on the 6 per cent second cumulative preference shares of £1 each in respect of the half year ended 30th June 2008 at the rate of 3p per share. The dividend will be paid on 1st July 2008 to the shareholders on the register at the close of business on 30th May 2008.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

6 March 2008

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

Cobham plc, a trusted global partner in leading Aerospace and Defence technologies, today announces full year results:

	2006	2007	Change
Increase in order book	£215.1m	**£163.2m**	
Total revenue[1]	£1,015.7m	**£1,061.1m**	+4.5%
Underlying[2] trading margin	18.3%	**18.7%**	+0.4%pts
Underlying[2] profit before tax	£182.9m	**£206.5m**	+12.9%
Underlying[2] earnings per share (EPS)	11.66p	**13.09p**	+12.3%
Basic earnings per share	13.13p	**11.61p**	
Operating cash conversion[3]	84.3%	**81.1%**	
Full year recommended dividend per share	3.75p	**4.50p**	+20%

- Order book up to £1.8bn (2006: £1.6bn) with increased order intake in all Technology Divisions
- Technology Divisions achieve 13.2% organic revenue growth in healthy Aerospace and Defence markets
- Robust Group margin after increase in company funded Research and Development to 6.3% (2006: 6.0%) of Technology Divisions' revenue
- Underlying EPS growth up to 12.3% (15.9% at constant translation exchange)
- US$750m of investment announced in five accretive acquisitions, adding 20% to pro forma Group revenue and giving US revenue of US$1.4bn
- Cash conversion and balance sheet remain strong, providing headroom for additional investment
- Full year dividend increased by 20%

Gordon Page, CBE, Chairman, commented,
"Cobham has had another excellent year. We have delivered accelerated, double digit organic growth with additional strategic progression through acquisitions. We are delighted to have been selected with Northrop Grumman on the US Air Force tanker programme, which is a strategic win that will embed us on another high technology programme and help us enhance our future growth further. Given the strength of the order book and the healthy state of our markets we are confident of achieving our growth targets in 2008."

ENQUIRIES

Cobham plc — **+44 (0)1202 857738 (on 6 March)**
Allan Cook, Chief Executive — +44 (0)1202 882020
Warren Tucker, Chief Financial Officer — +44 (0)1202 882020
Julian Wais, Director of Investor Relations — +44 (0)1202 857998
Weber Shandwick Financial Susan Ellis, Louise Robson — +44 (0)207 067 0700

PRELIMINARY RESULTS PRESENTATION AND WEBCAST

There will be a preliminary results presentation at 09.30 on Thursday, 6 March 2008, which will be held at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ, UK. The results presentation will be webcast and will be available by 4.30pm on 6 March on the Cobham website (www.cobham.com) and will remain on the website for subsequent viewing. The published Annual Report will be available as a download file on Thursday, 8 April 2008.

The following notes apply throughout this report:

1. Total revenue includes the results of both continuing and discontinued operations up to the point of disposal. For 2006, discontinued operations consisted of the results of Wallop Defence Systems, sold in March 2006. Other businesses disposed of but not classified as discontinued in 2006 included Precision Antennas (April 2006) and Dräger Aerospace (July 2006).
2. To assist with the understanding of earnings trends, the Group has included within its published statements trading profit and underlying earnings results. Trading profit and underlying earnings have been defined to exclude the impacts of the amortisation of Intangible assets recognised on acquisition, fair value adjustments to inventory on acquisition, the marking to market of foreign exchange derivatives not realised in the period and impairments of goodwill. There has been no impairment to goodwill in the current or comparative periods. Trading profit and underlying earnings exclude portfolio restructuring costs, which comprise exceptional profits or losses arising on disposals actually completed during the period, as well as exceptional costs or profits associated with the restructuring of the Group's business and property portfolio. Trading profit and underlying earnings also exclude direct costs associated with exceptional terminated acquisitions. All underlying measures include the revenue and operational results of both continuing and discontinued businesses until the point of sale.
3. Operating cash flow is defined as cash generated from operations, adjusted for cash flows from the purchase or disposal of fixed assets. Operating cash conversion is defined as operating cash flow as a percentage of trading profit, excluding profit from joint ventures.



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

GROUP REVIEW

Strategy Highlights

- The Group's strategy has already resulted in organic revenue growth expectations in the Technology Divisions increasing from mid single digit to high single digit percentage per annum
- Cobham has now streamlined its Technology Divisions so it can provide a more coherent and integrated set of products and capabilities to customers, in response to their needs
- Investment in people and capability has resulted in an increasingly robust and simplified organisation capable of delivering faster organic growth, further facility integration and the integration of larger acquisitions
- Cobham has announced five acquisitions for approximately US$750m in total that will add value to Cobham's businesses by exploiting synergies between complementary products and creating new growth and market opportunities. The Group's acquisition criteria continue to be strategic fit, differentiated products and capabilities, growth and a strong return on invested capital. These criteria have been stringently applied, even if this has meant that certain strategically attractive acquisition opportunities have not been realised
- While the Group remains confident it can complete further acquisitions from its active pipeline, it will only continue to pursue its acquisition strategy where this creates value for shareholders
- The Group remains focused on achieving an efficient capital structure
- There has been a one off step change in the 2007 full year dividend, resulting in a 20% increase on the comparable period. The existing progressive dividend policy is expected to be maintained subject to future trading performance

Divisional Integration

Cobham has continued to progress the implementation of its strategy and has consolidated its six divisions into four to achieve the following business and commercial advantages:

- Broader scope for technology development, increased potential for synergies from the integration of operating units
- Greater management strength in depth at the divisional level
- Significantly enhanced US sales and marketing
- More extensive use of the Cobham brand name

The success of Cobham's strategy to date has positioned Avionics & Surveillance and Defence Electronic Systems to achieve low double digit percentage organic revenue growth per annum over the medium term with mid single digit organic growth from Cobham Mission Systems. This growth will be enhanced by the US Air Force (USAF) tanker programme. The Group is well placed to take advantage of the exciting opportunities that the consolidated divisional structure presents and aspires to outperform these divisional growth expectations. Cobham's business efficiency programme, to identify integration and other cost savings, will continue and will provide funds for reinvestment into private venture (PV or company funded research and development) expenditure, sales and marketing and other growth enablers.



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Key Performance Indicators (KPIs)

Cobham has delivered another year of excellent progress resulting in accelerated double digit organic revenue growth and underlying EPS growth with good cash generation. The financial KPIs used to measure Group performance are as follows:

KPI	2006 Actual	2007 Actual	Annual Target
Technology Divisions' organic revenue growth	5.8%	**13.2%**	**High single digit**
Underlying EPS Growth (at constant translation exchange rates)	10.7%	**15.9%**	**High single digit**
Operating cash conversion	84.3%	**81.1%**	**>80%**
PV investment	6.0%	**6.3%**	**7% in medium term**

Orders

The Group has taken advantage of healthy demand across its markets and ended the year with an order book of some £1.8bn (2006: £1.6bn) which underpins future revenue growth. The order book for both the Technology Divisions at £0.8bn (2006: £0.7bn) and Cobham Aviation Services at £1.0bn (2006: £0.9bn) increased strongly.

Headline order intake at £1.2bn (2006: £1.4bn) was down on 2006 due to more than £0.3bn of orders received by Cobham Aviation Services in 2006 relating to the Sentinel contract. Excluding Sentinel, Group order intake increased 11.9% over the prior year. Each of the three Technology Divisions increased their order intake during the year with the book to bill ratio being in aggregate over 1.1 times.

Organic Growth

The proportion of revenue generated by the Group from the US, whose important defence market is the world's largest and which continues to grow, increased to 47% (2006: 46%, at constant translation exchange 44%). Cobham's ongoing success in the US remains a primary driver behind the future growth prospects of the Group. As a result of excellent positions on a variety of US platforms and programmes, the proportion of Group revenue generated in the US will continue to grow organically in 2008 and beyond. Details of some of these positions are set out later in the Divisional Review section.

The Group is also looking to support organic growth through increased focus on a number of faster growth countries and regions, including India and the Middle East. Cobham's presence in India is being expanded with a New Delhi office being opened, in addition to the existing office in Bangalore. Cobham has recruited a senior official from the former UK Defence Export Services Organisation, who has lived in India for many years and is a specialist in Indian affairs, to run the New Delhi office. This office will facilitate increased access to the Indian Ministry of Defence and government officials who are pivotal to the aerospace and defence markets in that country. The Group has already had success in 2007 with sales of its buddy refuelling system on the Su-30 fighter. Cobham is also at an advanced stage of negotiation with a Middle



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

East customer that, if successful, will result in a multi year contract, providing a base for further growth in the region.

Increasing company funded investment in technology is key to the success of Cobham's strategy. Accordingly, PV expenditure increased to £55.0m (2006: £49.3m) representing some 6.3% (2006: 6.0%) of the Technology Divisions' revenue, steadily approaching the medium term target of 7%. Additionally, there was a significant amount of externally funded research and development expenditure so that total research and development continues to exceed 10% of revenue. The Group's investment in technology aims to deliver leading edge products whose future success can drive Cobham's revenue growth. These include the Eagle tactical networked radio, low cost digital video for law enforcement and intelligence customers, new audio equipment for the Airbus A350 aircraft, the TAC-G2 military Vehicle Intercom System, the next generation of microwave integrated circuits and support on a number of unmanned air and ground vehicle programmes.

The Group announced on 29 February 2008 that its all digital hose and drogue refuelling pods are to be used on the Northrop Grumman KC45A, which has been selected by the USAF for its multibillion dollar tanker programme. It is anticipated that the total value of the air refuelling equipment to Cobham over the life of the programme will be up to $1bn, enhancing the Group's organic growth in the medium term. Cobham is also currently bidding on the US Army VIS-X programme, for the next generation of vehicle intercom systems. Success on this contract could also enhance Cobham's organic growth. Cobham Defence Electronic Systems as the incumbent supplier on this programme, through its prime contract relationship with Northrop Grumman, has successfully secured a separate US$54m award from the US Army, which has also been announced on 6 March 2008, for the current digital VIC-3 vehicle intercom system.

In June 2007, the UK Government approved the Public Finance Initiative solution for the FSTA programme. The AirTanker consortium, in which Cobham has a 13.3% shareholding, is looking to complete the financing competition as a next step with focus on imminent closure.

During the year, the consolidation of the diving products business based in Mississauga, Canada, into existing facilities in Iowa, USA and the integration of the antennas business based in Southampton, UK, into the new purpose designed facility in Marlow, UK, were completed. The project to redevelop the Wimborne, UK site of Cobham Mission Systems has been continuing, with contracts exchanged on the sale of surplus land and the process for submitting planning applications well under way. The redevelopment of the Wimborne site is being used to further reconfigure the unit's manufacturing operations, including the outsourcing of less value added work and increased use of business lean practices. Included in the plans for the site is the establishment of an engineering and manufacturing Centre of Excellence. To date portfolio restructuring has produced exceptional income of £25.9m which, after taking into account the exceptional costs incurred in 2007, leaves cumulative exceptional net profits from the strategic restructuring programme of £12.5m.

Acquisitive Growth

A key element of the Group's strategy is acquisitive growth, using Cobham's balance sheet capacity and cash generative businesses to fund acquisitions. Since the beginning of 2007, Cobham has acquired or agreed to acquire five high quality businesses for a total investment of approximately US$750million. Further details of these acquisitions are contained within the Divisional Review. These acquisitions strengthen the Group's market positions, enhance key technologies and add value to Cobham's businesses by exploiting synergies between complementary products and creating new growth and market opportunities.



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Taken as a whole, this acquisition activity increases the Group's US presence significantly. On a pro forma basis, after the impact of acquisitions, the percentage of Group revenue in the US in 2007 would have been approximately 54% or US$1.4bn. The acquisitions are expected to be immediately earnings enhancing and it is anticipated each will be increasingly accretive over time as they grow in line with the Technology Divisions.

Board

On 19 November 2007, Cobham announced the appointment of David Turner as an independent Non-executive Director and Deputy Chairman. Mr Turner will take over as Chairman of Cobham in succession to Gordon Page at the conclusion of the Annual General Meeting on 7 May 2008. Mr Page will remain a Non-executive Director of Cobham until he retires from the Board in November 2008. Alex Hannam retired from the Board on 31 December 2007. The Board would like to take this opportunity to thank him for his valued contribution to Cobham over the years.

SUMMARY AND OUTLOOK

Cobham has had a year of accelerated double digit organic revenue growth, double digit improvement in underlying earnings and good cash generation. It is well positioned to benefit from the investment it has made in technology and capabilities and the continued healthy demand in the Group's markets. Cobham intends to continue to focus on revenue and earnings growth through increased investment in PV, focus on sales and marketing and the development of employees. The Group is determined to take advantage of the exciting opportunities presented by its new consolidated divisions and, as a result of these changes, aspires to outperform current divisional organic growth expectations. Cobham's business efficiency programme, to identify integration and other cost savings, will continue and will provide funds for reinvestment into PV and other growth enablers.

The Group has also made sound progress in the execution of its acquisition strategy since the start of 2007, agreeing to buy five high quality businesses for approximately US$750m in total. Cobham retains considerable financing capacity and remains confident that it can complete further acquisitions from its active pipeline. However, it will only continue to pursue its acquisition strategy where this creates value for shareholders.

Given the strength of Cobham's order book and the healthy state of the Group's markets, the Board is confident of achieving its growth targets in 2008.



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

FINANCIAL REVIEW

	2006	2007
Trading profit is calculated as follows:		
£m		
Result before joint ventures	184.0	160.0
Share of post-tax results of joint ventures	4.7	5.8
Operating profit from continuing operations	188.7	165.8
Adjusted to exclude:		
(Gain)/loss on portfolio restructuring	(1.5)	9.5
Unrealised (gain)/loss on mark to market of currency instruments	(10.8)	5.7
Costs of terminated acquisition	-	3.9
Amortisation of intangible assets arising on acquisition	9.1	13.9
Trading profit from continuing operations	185.5	198.8
Trading profit from discontinued operations	0.8	-
Trading profit (underlying operating profit)	186.3	198.8

	2006	2007
Underlying profit before tax is calculated as follows:		
£m		
Profit on continuing operations before taxation	185.2	173.5
Adjusted to exclude:		
(Gain)/loss on portfolio restructuring	(1.5)	9.5
Unrealised (gain)/loss on mark to market of currency instruments	(10.8)	5.7
Costs of terminated acquisition	-	3.9
Amortisation of intangible assets arising on acquisition	9.1	13.9
Underlying profit before taxation from continuing operations	182.0	206.5
Underlying profit before taxation from discontinued operations	0.9	-
Underlying profit before taxation	182.9	206.5

	2006	2007
Profit after tax used in the calculation of underlying EPS is calculated as follows:		
£m		
Profit after taxation attributable to equity shareholders	148.1	131.7
Adjusted to exclude (after tax):		
(Gain)/loss on portfolio restructuring	(15.2)	0.8
Unrealised (gain)/loss on mark to market of currency instruments	(7.6)	4.0
Costs of terminated acquisition	-	2.7
Amortisation of intangible assets arising on acquisition	6.3	9.2
Underlying profit after tax	131.6	148.4
Underlying earnings per ordinary share (pence)	11.66	13.09



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Reporting of Divisional Results

For the year ended 31 December 2007, the Group is reporting its results and all comparative data according to the new consolidated divisional structure as follows:

- Cobham Avionics & Surveillance
- Cobham Defence Electronic Systems
- Cobham Mission Systems
- Cobham Aviation Services

Group Revenue

Total Group revenue in the year increased by 4.5% to £1,061.1m (2006: £1,015.7m) driven by double digit organic growth, which was partly offset by currency translation and the effect of net business disposals in 2006.

Technology Divisions - Revenue

The biggest driver of organic growth has been the Technology Divisions, which achieved excellent organic revenue growth of 13.2% (2006: 5.8%). An analysis of the major changes in the Technology Divisions' revenue is as follows:

2006	FX Translation	Disposals	Acquisitions	Organic Growth	2007
£816.6m	-£41.0m	-£21.3m	+£7.6m	+£107.8m	£869.7m
	-5.0%	*-2.6%*	*+0.9%*	*+13.2%*	

Average 2006 US$/£ exchange rate = $1.84/£1. Average 2007 US$/£ exchange rate = $2.00/£1.

Group Trading Profit

Group trading profit increased by 6.7% to £198.8m (2006: £186.3m), which was again driven by strong organic growth, partly offset by currency translation and transaction exposure. The Group's underlying trading margin increased by 0.4% points to 18.7% (2006: 18.3%) due to a number of factors, including the continued focus on operational improvement and the prior year disposal of lower-margin businesses, partly offset by currency translation and increased PV spending.

Technology Divisions - Trading Profit

The key driver behind trading profit in the Technology Divisions, which increased to £180.3m (2006: £162.5m), was organic growth of 14.6% (2006: 7.3%), with all three Technology Divisions achieving strong organic growth. An analysis of the major changes in the Technology Divisions' trading profit is as follows:

2006	FX Translation	Disposals	Acquisitions	Organic Growth	2007



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

£162.5m	-£6.6m	-£0.7m	+£1.4m	+£23.7m	£180.3m
	-4.1%	*-0.4%*	*+0.9%*	*+14.6%*	

Cobham Aviation Services – Revenue and Trading Profit

Cobham Aviation Services achieved organic revenue growth of 2.5%*, consistent with the medium term expectations for this division and strong organic trading profit growth of 8.0%, with trading profit increasing to £21.9m (2006: £20.1m).

** Organic revenue growth has been adjusted for the loss in 2006 of Qantas 'pass through' lease revenue as it introduced its own aircraft for Cobham to operate. The loss of this revenue has no impact on profit.*

Net Finance Income and Underlying Profit Before tax

Net finance income was £7.7m (2006: expense £3.4m). Net interest on cash and debt holdings has moved from a net expense of £6.2m in 2006 to net income of £2.3m in 2007, as a result of the Group's 2005 and 2006 disposal programme and good cash generation in the year. The net finance credit from pension schemes was £5.4m (2006: £2.8m), with the improvement being based on the increased value of pension scheme assets at 31 December 2006. In 2008, this net finance credit will be substantially lower due to the prevalent conditions at 31 December 2007. Underlying profit before tax was up 12.9% at £206.5m (2006: £182.9m).

Tax Rate

On an underlying basis the effective tax rate for the year was 28.8% (2006: 28.7%). The underlying tax rate is calculated by dividing the Group's underlying tax charge by its underlying profit before tax, excluding the share of post-tax results of joint ventures.

It is anticipated that in 2008 the underlying tax rate will increase modestly, as profits in the US increase as a proportion of the total due to higher US organic growth and the impact of US based acquisitions, offsetting the lower UK tax rate.

EPS

The strong organic revenue growth, improved margins and net interest income resulted in an increase in underlying EPS of 12.3% to 13.09p (2006: 11.66p) or by 15.9% at constant translation exchange rates. The reduction in expensed FSTA bid costs, compared to the prior year, contributed 0.9% to underlying EPS growth.

Basic EPS was lower than the comparable period at 11.61p (2006: 13.13p) due to increased amortisation of intangible assets arising on acquisition of £13.9m (2006: £9.1m) and unrealised losses of £5.7m (2006: gain £10.8m) on the mark to market of currency instruments. In addition, the Group reported a £5.8m profit in 2007 on disposal of undertakings, compared to a 2006 net profit on disposal of £13.0m. In 2007 the Group incurred £3.9m (2006: nil) of terminated acquisition costs and £9.5m (2006: gain £1.5m) of portfolio restructuring and integration costs, consistent with the Group's strategic plan and prior guidance.



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Cash Flow

Operational cash inflow in the year after capital expenditure and that PV expenditure which is expensed in the income statement but before the payment of tax, interest and dividends received from joint ventures was £156.6m (2006: £153.0m) representing 81.1% (2006: 84.3%) of trading profit before the Group's share of post-tax results of joint ventures. This was an excellent performance in a year with strong organic growth and significant capital expenditure relating to the purchase of aircraft for the Sentinel contract in Australia. Since the commencement of the operational improvement programme in 2005, the Group has delivered cumulative working capital efficiencies of £10 million, derived from emphasis on lean manufacturing techniques and improved debtor control. These efficiencies are expected to accelerate as the UK FSTA, Australian and A400M air refuelling programmes are delivered.
After the payment of restructuring costs, tax, net interest and dividends received from joint ventures, the Group generated free cash flow of £133.9m (2006: £103.8m), which increased primarily due to the Group moving from net interest paid to net interest received and due to lower tax payments made. From free cash flow, the Group invested a net £17.7m (2006: net inflow £61.1m) on acquisitions and paid dividends of £43.8m with the balance, net of foreign exchange movements and share issue proceeds, increasing year end net cash.

At the end of the year, the Group had net cash balances of £77.9m (2006: £0.9m). It is the Group's policy to hold a significant proportion of its borrowings in foreign currency, principally US dollars, as a natural hedge against US dollar and other currency denominated assets and earnings from overseas subsidiaries. At the year end, assuming completion of the S-TEC, Lansdale and SPARTA acquisitions, net debt would have been approximately £253m, on a pro forma basis. The Group has secured US$700m of funding for the acquisitions agreed to date at attractive rates, in line with the average cost of Cobham's existing borrowing arrangements. Cobham retains considerable financing capacity.

Pensions

The Group operates a number of defined benefit pension schemes, the most significant being the Cobham Pension Plan. The most recent actuarial valuation for this scheme was carried out at 1 April 2006 and this has been updated for accounting purposes to 31 December 2007. At this date, the Group's net liability after deferred tax relating to its defined benefit schemes had increased to £26.8m (2006: £20.7m). A major driver behind this increase was more conservative mortality assumptions, in line with good practice for FTSE100 companies.

Dividend

The Group's strong financial performance in recent years has resulted in Cobham's dividend cover increasing. Given the Group's confidence in its prospects and the reliability of its underlying cash flows, the Board has decided to make a one off step change in the 2007 dividend to shareholders. Consequently, the Board has declared a 2007 final dividend of 3.28p (2006: 2.64p). Together with an interim dividend of 1.22p (2006: 1.11p), which was paid on 13 December 2007, this will result in a total dividend of 4.50p (2006: 3.75p) per share, a 20% increase on the comparable period. Subject to Cobham's future trading performance and financial position, the Board expects to maintain its existing progressive dividend policy. The final dividend will be paid on 1 July 2008, to all shareholders on the register at 30 May 2008, dependent upon shareholder approval.



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DIVISIONAL REVIEW

Cobham is reporting its full year results according to its recently announced consolidated divisional structure.

£m	Total Revenue 2006	Total Revenue 2007	Organic Revenue Growth	Trading Profit 2006	Trading Profit 2007
Technology Divisions	816.6	**869.7**	13.2%	162.5	**180.3**
Margin				19.9%	20.7%
Cobham Aviation Services	188.4	**192.5**	2.5%	20.1	**21.9**
Margin				10.7%	11.4%
Operating Divisions	1,005.0	**1,062.2**		182.6	**202.2**
Discontinued, Other Businesses & Head Office	10.7	(1.1)		7.0	(1.9)
FSTA Bid Costs	-	-		(3.3)	(1.5)
Cobham Group	1,015.7	**1,061.1**	10.8%	186.3	**198.8**
Margin				18.3%	18.7%

Cobham Avionics & Surveillance

The Division has been enlarged by Cobham Antennas' commercial and SATCOM business being absorbed into Cobham Avionics & Surveillance.

£m	2006	2007	Organic Revenue Growth
Revenue	281.0	**326.9**	17.5%
Trading profit	45.9	**51.9**	

This Division has delivered excellent organic revenue growth in the year and broadly maintained the record margins achieved in 2006. The avionics, search, Law Enforcement and National Security (LENS) and SATCOM businesses all showed growth.

Highlights

- Robust growth in the sale of avionics products
- Increasing security concerns led to record sales in the LENS businesses
- Good orders received for marine and air SATCOM antennas

Tactical radio sales and aircraft digital intercom systems continued to see robust growth throughout the year as public safety organisations worldwide increase spending on communication equipment. Search and rescue products benefited from large military orders. The demand for avionics products developed under PV programmes remains robust, particularly for rotary wing equipment, with the Division continuing to secure positions with Original Equipment Manufacturers (OEMs). In addition, Cobham was selected by L-3



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Communications to supply the US Navy with a comprehensive 'Cobham cockpit' suite of avionics equipment for the TH-57 training helicopter retrofit programme.

Cobham's French businesses capitalised on excellent opportunities for the sale of avionics and precision engineered components into Airbus, Eurocopter and other OEMs. Special mission helicopters and fixed wing military trainers continue to drive growth for avionics products.

Increasing security concerns around the globe led to record sales in the LENS business. Wireless digital video and audio surveillance technologies and covert subject and internet surveillance products continue to be actively sought by robotics OEMs, government, military, and civil security and intelligence organisations.

PV programmes have been initiated to meet customer demand for integrated surveillance systems, from 'smart' filtering of data from the perimeter to computer aided content analysis at the centre. The Division now supplies virtually all digital video and control links used on US robotic Improvised Explosive Device disposal platforms.

A multimillion dollar SATCOM antenna order was secured in August from maritime broadband provider, Ship Equip AS of Norway. Ship Equip selected Cobham's antennas because of their quality and durability in demanding environments such as the North Sea. The antennas will provide ships with fixed cost internet and email and low cost voice over internet protocol telephone lines. A new range of coastal marine antenna systems for television reception at sea was launched. With three versions, these antennas provide higher gain and improved 3-axis movement control for better stability in severe sea conditions.

The Federal Aviation Administration approved the HGA-7001 High Gain SATCOM antenna, for use in cockpit communication and passenger internet and other communications applications, making it eligible for installation on any commercial aviation platform. This antenna has been selected by Rockwell Collins and Boeing for the 787, 747-8 and 777 programmes and to date is the only ARINC-781 (the standard that defines the next generation of smaller, lighter weight fuselage-mounted antenna) compliant antenna that has achieved this status. Airlines that have already adopted the antenna include Qatar, Emirates, KLM and Air France.

On 28 August 2007, the acquisition of Patriot Antenna Systems (Patriot) was completed for a cash consideration of US$18m, with additional cash consideration of up to US$27 million, contingent on future performance. The business is based in Michigan, USA and designs and manufactures parabolic antennas and a range of specialist Radio Frequency (RF) equipment. Patriot provides products, technology and capabilities that can be exploited across Cobham's antenna businesses, particularly in the growing US government and military Satellite On The Move markets.

On 2 January 2008 the acquisition of S-TEC Corporation (S-TEC), a company based in Texas, USA, was completed for a cash consideration of US$38m. S-TEC designs, certifies and manufactures autopilots for general aviation aircraft. Increasingly avionics suppliers need to be able to supply autopilots to their customers, as the market is moving towards integrating these with other products, such as Cobham's Electronic Flight Instrumentation System displays, to save weight, wiring and integration costs.



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Cobham Defence Electronic Systems
The Division has been enlarged by the military and aerospace business of Cobham Antennas being absorbed into Cobham Defence Electronic Systems.

£m	2006	**2007**	Organic Revenue Growth
Revenue	300.7	**299.9**	8.4%
Trading profit	71.7	**74.8**	

Cobham Defence Electronic Systems achieved another year of strong organic growth, after an exceptional 2006 performance. Headline results were impacted by the 2006 disposal of Precision Antennas and by currency translation.

Highlights

- Cobham Defence Communications received its second Queen's Award for Enterprise
- Significant orders for antenna and intercom products were received for US ground vehicles, including Mine Resistant Ambush Protected (MRAP) vehicles
- Excellent microwave module positions on F-22 tactical fighter and growing positions on the F-35, Joint Strike Fighter
- Completion of the Sensor and Antenna Systems Lansdale (Lansdale) acquisition and the agreement to purchase SPARTA Inc (SPARTA)

Cobham Defence Communications was awarded its second Queen's Award for Enterprise for a 300% increase in exports of digital Vehicle Intercom Systems over the past 3 years. Sales of these products have continued to grow, including deliveries for the latest MRAP vehicles in the USA and deliveries to eight new international customers.

A new Integrated Digital Soldier System (IDSS) providing Command, Control, Communications and Situational Awareness capability to the infantryman went into service with the British Army and formed the basis of the Future Infantry Soldier Technology C4I Light system successfully trialled in 2007. The Eagle Close Combat Radio was launched, which is compatible with the IDSS, following a collaborative development with ERA Technology, part of Cobham's Avionics & Surveillance Division.

Significant development programmes were secured for the US ballistic missile defence system, high reliability integrated space modules, helicopter radar system upgrades and new applications on existing manned reconnaissance aircraft and unmanned aircraft such as the Global Hawk.

Follow-on orders were received for the F-22 Radar, EW and Communication, Navigation and Identification systems, as well as the F-18 Radar & EW systems, and the F-16 EW. Further research and development funding was secured for applications including the AARGM missile and various F-16 and F-18 aircraft avionics systems. Development contracts were also awarded for the second phase of the USAF Scaleable Panel for Efficient Affordable Radars programme and additional Digital Receiver Exciter contracts for phased array radar systems. The Division now has well established positions on the F-22 tactical fighter with over 150 microwave modules per aircraft in production and almost 100 modules per aircraft already in development for the F-35 Joint Strike Fighter, with this number growing. The Division's aftermarket business was strengthened with a $20m multi-year spares and repairs contract with the USAF for F-15, F-16 and C-130 aircraft.



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Subsystem growth was evident in the supply of commercial weather radar antennas, military search and surveillance radars, waveguide pallet assemblies and front end assemblies for ground based SATCOM terminals. There was also strong organic growth for ground communication antennas, including SATCOM and high bandwidth data link, and EW antenna systems.

Two contracts were received for a total of circa 7,000 ultra high frequency SATCOM antennas for MRAP vehicles, with orders for a similar quantity expected in 2008. Shipments of telescoping masts for use in combat conditions rose by 50% in 2007 to nearly 8,000 units, with orders from the US Marines, the Ukraine, Romania and India.

In the UK, the Division was selected to supply Direction Finding equipment and navigation/communication antennas for the AgustaWestland Future Lynx programme. Cobham will provide complete tailfin assemblies for 70 aircraft utilising composite technology with integrated, conformal antennas.

The completion of the acquisition of Lansdale, based in Pennsylvania, USA, was announced for a cash consideration of US$240m on 25 February 2008. Lansdale is a world leading developer of Electronic Warfare (EW) technology and supplier of EW subsystems for military aircraft. The acquisition is highly complementary to the existing Cobham Defence Electronic Systems US microwave business bringing additional subsystem product and resource and will accelerate Cobham's plans to establish itself as a premier RF front end subsystem provider.

On 16 January 2008, the agreement to purchase SPARTA, a company run from Washington DC, USA was announced for a cash consideration of US$416m. The acquisition is subject to regulatory and SPARTA shareholder approvals and is expected to complete towards the end of the second quarter of 2008. SPARTA will transform Cobham's position in the high growth US intelligence market and will add technology focused systems engineering and support capabilities for through-life programmes across defence markets. The acquisition of SPARTA represents a major step forward in Cobham's technology strategy, as a significant integrated business supplying the US Department of Defense and Intelligence needs.

Cobham Mission Systems

Cobham Mission Systems was formed from a combination of the Life Support and Air Refuelling and Auxiliary Mission Equipment Divisions.

£m	2006	**2007**	Organic Revenue Growth
Revenue	253.1	**262.8**	13.9%
Trading profit	44.9	**54.1**	

Cobham Mission Systems delivered excellent organic growth. As previously guided, the air refuelling business began to return to its long term growth trend with margins normalising and the order book reaching a record level. Headline revenue was adversely impacted by the 2006 disposal of Dräger Aerospace and by the impact of currency translation.

Highlights

- First deliveries for the Royal Australian Air Force marks delivery of Cobham's 1,000th air refuelling system



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- Exceptionally strong sales of High Mobility Multipurpose Wheeled Vehicle (HMMWV) Improved Restraint Systems
- Record sales and order intake for microclimate cooling systems

First deliveries have been made to EADS-CASA for the Royal Australian Air Force A330 Multi-role Tanker and Transport aircraft marking the delivery of Cobham's 1,000th air refuelling system. The same 90X pod type, developed under PV, is offered for the UK FSTA and the US Northrop Grumman KC-45A solutions.

The Division started to make deliveries against the 16 shipsets ordered to provide buddy store refuelling for the Su-30 fast jet aircraft. Revenue for the 754 buddy store is expected to continue alongside sales of the Su-30 aircraft over the next five years. The telescopic probe for the V-22 Osprey tilt-rotor aircraft entered full rate production with a multi-year buy contract for deliveries to 2017. The Division secured an important development contract to supply telescopic probe hardware for the F-16 conformal air refuelling tank system. This programme will enable the F-16 aircraft to demonstrate probe and drogue compatibility – a key requirement for the upcoming Indian Air Force Medium Multi-Role Combat Aircraft competition.

Full rate production of the BRU-61/A Small Diameter Bomb (SDB) carriage system and Tranche 2 deliveries of the Eurofighter Typhoon aircraft system have commenced. The order book for both programmes was significantly enhanced with the award from Boeing for SDB Lot 4 and from BAE Systems for Saudi Arabia.

On Board Inert Gas Generating System follow on orders were received for the C-17 aircraft with new contracts for the CH-53K helicopter and VH-71 Presidential helicopter. Initial deliveries for the Boeing 787 aircraft fuel tank inerting system, which was developed with PV funding, were completed on schedule.

The HMMWV Improved Restraint System programme for the US Army's Tank-automotive and Armament Command fleet of HMMWVs was exceptionally strong, securing new orders to retrofit an additional 20,000 ship sets with ongoing production increasing the installed base to 100,000 vehicles. The Division will look to leverage this success to new requirements for MRAP vehicles and JLTV.

The Division had record sales and order intake for microclimate cooling systems as new orders continued for the US Army Air Warrior application and the product was successfully adapted to a new ground vehicle application in the Stryker armoured vehicle. Over 5,000 microclimate cooling systems have been fielded with the US Army by the year end.

On 10 December 2007, the acquisition of the assets and intellectual property of Associated Design and Development Electronics Inc (ADDE) was completed for a cash consideration of US$5m. ADDE is a market leader in miniature linear cryogenic cooler products used in military and commercial infrared systems for observation, guidance, targeting and missile warning detection and will enable a fully optimised cryocooler-controller subsystem to be offered to customers. The business will be integrated into Cobham's Mission Systems unit in Iowa, USA during the first half of 2008.



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Cobham Aviation Services
Cobham Aviation Services is the renamed Cobham Flight Operations and Services.

£m	2006	2007	Organic Revenue Growth
Revenue	188.4	**192.5**	2.5%
Trading profit	20.1	**21.9**	

Cobham Aviation Services' revenue grew in line with medium term expectations. Trading profit was up strongly due to engineering modification programmes occurring in the second half and a strong performance in the FBH Heliservices (FBH) Joint Venture.

Highlights

- The Australian Sentinel contract commenced service on schedule
- A five year expanded agreement, worth up to AUS$300m, secured with Qantas
- Strategic NATO Air Warfare contract secured for mainland Europe

The AUS$1bn Sentinel contract commenced with the new Dash 8 aircraft delivered according to schedule, to enhance the capabilities of the Australian Border Patrol Command operation from January 2008. The aircraft have been extensively modified by Cobham's engineers to accommodate new electro-optics, infrared sensors, radars and satellite communications, forming a system which is more capable than the military assets of many of the world's air forces. In total, approximately AUS$2.5m of Cobham sensor and communications equipment is installed on these aircraft.

In the first quarter an agreement worth up to AUS$300m was secured to operate Qantaslink's entire operational fleet of 11 B717 aircraft for five years, expanding the fleet from eight aircraft.
The Australian business continues to grow with new and repeat orders from the mining and resource industry. A 17-year relationship with Santos, one of Australia's most prominent oil and gas companies, was strengthened with a five year extension to provide a larger 84-seat aircraft.

A strategic win for the Air Warfare training business was achieved in December 2007 with the award of a NATO EW training contract. This contract will help to promote the Group's services throughout Europe and support advancing growth opportunities in the Middle East.

An agreement has been reached with Hawker Beechcraft for Cobham Aviation Services to be their UK civil and military modification centre which will complement the Division's special mission modification capability.

FBH had another excellent year, winning a significant order for £65m to provide a further four helicopters to the UK Ministry of Defence for 20 years and renewing a £9m contract to operate aircraft in Cyprus. AgustaWestland joined the team of FBH, Bristow Helicopters and Serco bidding for the harmonised UK Search and Rescue contract.



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Forward Looking Statements

Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Cobham will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives: changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.



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Consolidated income statement

For the year ended 31 December 2007

£m	Note	2007	2006
Continuing operations			
Revenue	2	1,061.1	1,012.1
Cost of sales		(717.3)	(679.2)
Gross profit		343.8	332.9
Selling and distribution costs		(61.3)	(57.1)
Administrative expenses		(116.8)	(102.6)
Share of post-tax results of joint ventures		5.8	4.7
Unrealised (loss) / gain on revaluation of currency instruments		(5.7)	10.8
Operating profit	2	165.8	188.7
Finance income	5	49.0	47.2
Finance expense	5	(41.3)	(50.7)
Profit on continuing operations before taxation		173.5	185.2
Tax on continuing operations	6	(47.3)	(50.7)
Profit on continuing operations after taxation		126.2	134.5
Discontinued operations			
Profit after taxation from discontinued operations	10	5.8	13.8
Profit after taxation for the year		132.0	148.3
Profit attributable to equity shareholders		131.7	148.1
Profit attributable to minority interests		0.3	0.2
Profit after taxation for the year		132.0	148.3
Earnings per ordinary share	8		
- Basic		11.61p	13.13p
- Diluted		11.55p	13.00p
Earnings per ordinary share from continuing operations	8		
-Basic		11.10p	11.90p
-Diluted		11.04p	11.79p

Trading profit is calculated as follows:

£m	Note	2007	2006
Operating profit from continuing operations		165.8	188.7
Adjusted to exclude:			
Loss / (gain) on portfolio restructuring	4	9.5	(1.5)
Unrealised loss / (gain) on revaluation of currency instruments	3	5.7	(10.8)
Costs of terminated acquisition	3	3.9	-
Amortisation of intangible assets arising on acquisition including fair value adjustment	3	13.9	9.1
Trading profit from continuing operations		198.8	185.5
Trading profit from discontinued operations		-	0.8
Trading profit	3	198.8	186.3



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Consolidated balance sheet

As at 31 December 2007

£m	Note	2007	2006
Assets			
Non-current assets			
Intangible assets		476.1	482.6
Property, plant and equipment		203.8	187.6
Investment properties		7.2	6.4
Investments in joint ventures		18.8	15.7
Trade and other receivables		10.7	9.2
Derivative financial instruments		7.0	8.6
Deferred taxation assets		8.3	6.9
		731.9	717.0
Current assets			
Inventories		170.1	160.2
Trade and other receivables		236.6	182.6
Corporation tax		2.8	3.2
Derivative financial instruments		4.9	7.0
Cash and cash equivalents		444.5	364.3
		858.9	717.3
Liabilities			
Current liabilities			
Borrowings		(243.1)	(231.2)
Trade and other payables		(220.6)	(182.6)
Derivative financial instruments		(2.2)	(1.8)
Corporation tax		(65.3)	(45.1)
Provisions		(29.5)	(38.0)
		(560.7)	(498.7)
Non-current liabilities			
Borrowings		(123.5)	(132.2)
Trade and other payables		(10.6)	(7.8)
Derivative financial instruments		(1.9)	(2.5)
Deferred taxation liabilities		(22.5)	(25.6)
Provisions		(30.3)	(22.9)
Retirement benefit obligations		(37.2)	(29.6)
		(226.0)	(220.6)
Net assets		804.1	715.0
Capital and reserves			
Called up share capital		28.4	28.3
Share premium account		98.8	94.2
Translation reserve		1.4	(8.9)
Other reserves		17.9	16.0
Retained earnings		657.2	585.3
Total shareholders' equity		803.7	714.9
Minority interest in equity		0.4	0.1
Total equity		804.1	715.0
Net cash	9	77.9	0.9



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Consolidated cash flow statement

For the year ended 31 December 2007

£m	Note	2007	2006
Cash flows from operating activities			
Cash generated from operations	9	199.2	192.4
Corporation taxes paid		(23.3)	(46.2)
Interest paid		(16.5)	(27.6)
Interest received		17.6	20.3
Net cash from operating activities		177.0	138.9
Cash flows from investing activities			
Dividends received from joint ventures		3.2	4.3
Proceeds on disposal of property, plant and equipment		25.5	15.2
Purchase of property, plant and equipment		(67.4)	(52.9)
Purchase of intangible assets		(0.5)	(1.4)
Capitalised expenditure on intangible assets		(0.2)	(0.3)
Acquisition of subsidiaries net of cash acquired		(11.2)	(12.2)
Acquisition of minority interests		-	(4.2)
Payment of deferred and contingent consideration		(3.1)	(7.3)
Disposal of undertakings		(0.3)	83.5
Net contingent consideration received		5.4	2.9
Restructuring costs		(3.7)	-
Special pension contributions relating to disposals in prior years		(5.3)	(11.5)
Costs of terminated acquisition		(3.2)	-
Net cash (used in) / from investing activities		(60.8)	16.1
Cash flows from financing activities			
Issue of share capital		4.7	6.9
Dividends paid	7	(43.8)	(39.7)
New borrowings		89.3	78.6
Repayment of borrowings		(96.7)	(81.9)
Repayment of obligations under finance leases		(0.3)	(0.2)
Net cash used in financing activities		(46.8)	(36.3)
Net increase in cash and cash equivalents		69.4	118.7
Cash and cash equivalents at start of year		360.4	246.6
Exchange movements		2.2	(4.9)
Cash and cash equivalents at end of year		432.0	360.4



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Consolidated statement of recognised income and expense

For the year ended 31 December 2007

£m	2007	2006
Profit after taxation for the year	132.0	148.3
Net translation differences on investments in overseas subsidiaries	10.3	(10.8)
Actuarial (loss) / gain on pensions	(23.7)	32.8
Actuarial loss on other retirement obligations	-	(0.5)
Movement on cash flow hedges	(2.1)	0.4
Deferred tax relating to items charged directly to retained earnings	7.1	(9.7)
Deferred tax credit relating to share-based payments	0.2	1.3
Net (expense) / income recognised directly in equity	(8.2)	13.5
Total recognised income for the year	123.8	161.8
Attributable to:		
Equity holders of the parent	123.5	161.6
Minority interest	0.3	0.2
	123.8	161.8



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1. Basis of preparation

The attached unaudited financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, International Financial Reporting Interpretation Council (IFRIC) interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The accounting policies remain as published in the financial statements for the year ended 31 December 2006.

These financial statements have been prepared on a going concern basis under the historical cost convention, as modified by the revaluation of certain borrowings and derivative contracts which are held at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The following new standard and amendment to an existing standard have been adopted from 1 January 2007:

- IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures
- Revised IAS 23, Borrowing Costs

The revision to IAS 23, Borrowing Costs, has been adopted early with effect from 1 January 2007 and no adjustments to Group accounting policies were required on adoption of this amendment.

The financial information set out in this statement does not constitute the Group's statutory accounts for the years ended 31 December 2007 and 31 December 2006. The auditors have not yet reported on the statutory accounts for 2007. Statutory accounts for the year ended 31 December 2006 have been delivered to the Registrar of Companies. The auditors have reported on the 2006 accounts; their report was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 31 December 2007 will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

2. Business segments

During the year, the Group reviewed the organisation of its businesses and having considered the respective risks and rewards, determined that in order to present more reliable and relevant information regarding the segmentation of its results, a consolidation based on four operating divisions was more appropriate than that based on the six divisions previously presented. The new divisions are the basis on which primary segmental information is reported.

The principal activities of the Group's operating divisions are:

Cobham Avionics and Surveillance	Providing a suite of end-to-end avionics products, law enforcement and national security solutions, and satellite communication equipment for land, sea and air applications.
Cobham Defence Electronic Systems	Critical technology for network centric operations, moving information around the digital battlefield, with customised and off the shelf solutions for people and systems to communicate on land, sea and air.
Cobham Mission Systems	Providing safety and survival systems for extreme environments, nose-to-tail refuelling systems and wing-tip to wing-tip mission systems for fast jets, transport aircraft and rotor craft.
Cobham Aviation Services	Delivering outsourced aviation services for military and civil customers worldwide through military training, special mission flight operations, outsourced commercial aviation and aircraft engineering.

'Other Activities' include head office (net of recoveries), the central project costs relating to the Future Strategic Tanker Aircraft project and the pre-disposal results of the composites and countermeasures operations disposed of during 2006.



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

2. Business segments (continued)

Details for these primary segments are shown below. As required by IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, comparatives have been restated following the divisional reorganisation.

£m	Avionics and Surveillance	Defence Electronic Systems	Mission Systems	Aviation Services	Other Activities	Total
Revenue						
Year to 31 December 2007						
Revenue	326.9	299.9	262.8	192.5	(1.1)	
Inter-segmental revenue	(12.7)	(7.8)	(1.3)	-	1.9	
Total third party revenue	314.2	292.1	261.5	192.5	0.8	1,061.1
Year to 31 December 2006						
Revenue	281.0	300.7	253.1	188.4	7.1	
Inter-segmental revenue	(12.7)	(6.5)	(1.4)	(0.1)	2.5	
Third party revenue – continuing operations	268.3	294.2	251.7	188.3	9.6	1,012.1
Third party revenue – discontinued operations	-	-	-	-	3.6	3.6
Total third party revenue	268.3	294.2	251.7	188.3	13.2	1,015.7

£m	Avionics and Surveillance	Defence Electronic Systems	Mission Systems	Aviation Services	Other Activities	Total
Result						
Year to 31 December 2007						
Result before joint ventures	47.0	67.2	53.3	15.6	(23.1)	160.0
Share of post-tax results of joint ventures	-	-	-	5.8	-	5.8
Operating profit from continuing operations	47.0	67.2	53.3	21.4	(23.1)	165.8
Portfolio restructuring	-	-	-	-	9.5	9.5
Costs of terminated acquisition	-	-	-	-	3.9	3.9
Unrealised loss on revaluation of currency instruments	-	-	-	-	5.7	5.7
Amortisation of intangible assets on acquisition	4.9	7.6	0.8	0.5	0.1	13.9
Total trading profit	51.9	74.8	54.1	21.9	(3.9)	198.8
Year to 31 December 2006						
Result before joint ventures	42.1	67.4	44.0	15.3	15.2	184.0
Share of post-tax results of joint ventures	-	-	-	4.7	-	4.7
Operating profit from continuing operations	42.1	67.4	44.0	20.0	15.2	188.7
Portfolio restructuring	-	-	-	-	(1.5)	(1.5)
Unrealised gain on revaluation of currency instruments	-	-	-	-	(10.8)	(10.8)
Amortisation of intangible assets on acquisition	3.8	4.3	0.9	0.1	-	9.1
Trading profit from continuing operations	45.9	71.7	44.9	20.1	2.9	185.5
Trading profit from discontinued operations	-	-	-	-	0.8	0.8
Total trading profit	45.9	71.7	44.9	20.1	3.7	186.3



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

3. Underlying profit and earnings per share

In addition to the information required by IAS 33, Earnings per share, the directors believe that it is helpful to calculate an underlying earnings per share figure.

Underlying earnings exclude the impacts of the amortisation of intangible assets recognised on acquisition, fair value adjustments to inventory on acquisition, the marking to market of currency instruments not realised in the period and impairments of goodwill. There has been no impairment to goodwill in the current or comparative periods.

Underlying earnings also exclude portfolio restructuring costs, which comprise exceptional profits or losses arising on disposals actually completed during the period, as well as exceptional costs or profits associated with the restructuring of the Group's business and property portfolio, and direct costs associated with exceptional terminated acquisitions.

		2007			2006
£m	Note	Total	Continuing operations	Discontinued operations	Total
Revenue		1,061.1	1,012.1	3.6	1,015.7
Operating profit		165.8	188.7	0.8	189.5
Loss / (gain) on portfolio restructuring		9.5	(1.5)	-	(1.5)
Unrealised loss / (gain) on revaluation of currency instruments		5.7	(10.8)	-	(10.8)
Costs of terminated acquisition		3.9	-	-	-
Amortisation of intangible assets arising on acquisition including fair value adjustment		13.9	9.1	-	9.1
Trading profit		198.8	185.5	0.8	186.3
Net finance income / (expense)	5	7.7	(3.5)	0.1	(3.4)
Underlying profit before taxation		206.5	182.0	0.9	182.9
Taxation charge on underlying profit		(57.8)	(51.0)	(0.1)	(51.1)
Minority interest		(0.3)	(0.2)	-	(0.2)
Underlying profit after tax attributable to equity shareholders		148.4	130.8	0.8	131.6
Underlying basic EPS		13.09p			11.66p
Underlying diluted EPS		13.01p			11.55p

Underlying administrative expenses amounted to £89.5m (2006: £95.0m). This excludes portfolio restructuring costs, costs of the terminated acquisition and amortisation of intangible assets recognised on acquisition.



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

4. Portfolio restructuring

During 2007 the Group undertook a number of restructuring projects. Consolidation of the diving products business based in Mississauga, Canada, into existing facilities in Iowa, USA and the integration of the antennas business based in Southampton, UK, into the new purpose designed facility in Marlow, UK were both completed. A project to redevelop the Wimborne, UK, site of Cobham Mission Systems has commenced and will continue in 2008.

In October 2007, £5.8m of contingent consideration was received relating to the sale of the Group's Countermeasures business in 2006. Consistent with the treatment adopted for this business in 2006, the profit on sale that this represents has been treated as part of discontinued businesses and excluded from the underlying results of the Group.

During 2006, portfolio restructuring activity was focussed on the sale and closure of a number of businesses.

Profits from all of these activities have been excluded from trading profit and underlying earnings for the Group. Restructuring costs and the profit on disposal of continuing activities are included within administrative expenses.

£m	2007	2006
Restructuring costs	(9.5)	-
Profit on disposal of continuing activities	-	1.5
Profit on disposal of discontinued activities	5.8	13.0
	(3.7)	14.5
Tax effect of portfolio restructuring	2.9	0.7
	(0.8)	15.2

5. Finance income and expense

£m	2007	2006
Finance income:		
Bank interest	20.3	21.2
Expected return on pension scheme assets	28.1	25.3
Other interest	0.6	0.8
Total finance income	49.0	47.3
Finance expense:		
Interest on bank overdrafts and loans	(17.7)	(27.5)
Interest on pension scheme liabilities	(22.7)	(22.5)
Other interest	(0.9)	(0.7)
Total finance expense	(41.3)	(50.7)
Net finance income / (expense)	7.7	(3.4)

Included in bank interest received in 2006 is £0.1m relating to discontinued operations.



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

6. Income tax

£m	2007	2006
Current tax	44.0	44.2
Deferred tax	3.3	6.6
Income tax expense for the year	47.3	50.8

In 2006, the tax charge included a £0.3m charge to current tax and a £0.2m credit to deferred tax in respect of discontinued operations.

The total income tax expense is analysed between UK and overseas tax as follows:

£m	2007	2006
United Kingdom	20.4	33.7
Overseas	26.9	17.1
Total tax charge for the period	47.3	50.8
Tax charge included in share of post-tax results of joint ventures	1.7	1.4

Income tax for the UK is calculated at the standard rate of UK corporation tax of 30% (2006: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

In addition to the income tax expense charged to the income statement, a deferred tax credit of £7.3m (2006: £8.4m charge) has been recognised in equity in the year as shown in the statement of recognised income and expense.

7. Dividends

The following dividends were authorised and paid during the year:

£m	2007	2006
Dividends on Ordinary Shares		
Final dividend of 2.64p for 2006 (2005: 2.40p)	30.0	27.1
Interim dividend of 1.22p for 2007 (2006: 1.11p)	13.8	12.6
	43.8	39.7

In addition to the above, the directors are proposing a final dividend in respect of the financial year ended 31 December 2007 of 3.28 pence per share which will absorb an estimated £37.2m of shareholders' funds. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. If authorised, it will be paid on 1 July 2008 to shareholders who are on the register of members as at 30 May 2008. The total dividend in respect of the financial year ended 31 December 2007 will therefore be 4.50 pence per share (2006: 3.75 pence). The total amount paid in respect of 2007 will be £51.0m (2006: £42.6m).



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

8. Earnings per Ordinary Share

From continuing and discontinued operations

	2007			2006		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-share amount pence
Basic earnings per share (EPS)						
Earnings attributable to ordinary shareholders	131.7	1,134.0	11.61	148.	1,128.3	13.1
Effect of dilutive securities:						
Options		6.4			10.9	
Diluted EPS	131.7	1,140.4	11.55	148.	1,139.2	13.(

From continuing operations

	2007			2006		
	Earnings £m	Weighted average number of shares million	Per-share amount pence	Earnings £m	Weighted average number of shares million	Per-share amount pence
Basic earnings per share (EPS)						
Earnings attributable to ordinary shareholders	131.7			148.1		
Earnings from discontinued operations	(5.8)			(13.8)		
Earnings from continuing operations	125.9	1,134.0	11.10	134.3	1,128.3	11.90
Effect of dilutive securities:						
Options		6.4			10.9	
Diluted EPS	125.9	1,140.4	11.04	134.3	1,139.2	11.79



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

9. Notes to the consolidated cash flow statement

Cash flows from operating activities

£m	Note	2007	2006
Profit after taxation for the year		132.0	148.3
Adjustments for:			
Tax	6	47.3	50.8
Share of post-tax profits of joint ventures		(5.8)	(4.7)
Finance income	5	(49.0)	(47.3)
Finance expense	5	41.3	50.7
Depreciation		35.3	36.0
Amortisation of intangible assets arising on acquisition including fair value adjustment		14.8	9.6
Profit on sale of property, plant and equipment		(1.5)	(2.6)
Portfolio restructuring	4	9.5	(14.5)
Contingent consideration received	4	(5.8)	-
Costs of terminated acquisition		3.9	-
Unrealised loss / (gain) on revaluation of currency instruments		5.7	(10.8)
Pension contributions in excess of pension expenditure		(5.5)	(1.9)
Share-based payments		4.6	3.0
Decrease in provisions		(2.2)	(16.8)
Operating cash flows before movements in working capital		224.6	199.8
Increase in inventories		(9.4)	(20.6)
Increase in trade and other receivables		(45.7)	(16.5)
Increase in trade and other payables		29.7	29.7
Movements in working capital		(25.4)	(7.4)
Cash generated from operations		199.2	192.4

Reconciliation of net cash flow to movement in net cash

£m	2007	2006
Increase in cash and cash equivalents in the year	69.4	118.7
Net repayment of borrowings	7.7	3.3
Borrowings of undertakings sold	-	9.9
Exchange movements	(0.1)	37.3
Movement in net cash in the year	77.0	169.2
Net cash / (debt) at beginning of year	0.9	(168.3)
Net cash at end of year	77.9	0.9



Cobham plc, Brook Road,
Wimborne, Dorset, BH21 2BJ, England
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

10. Acquisitions and disposals

The following acquisitions took place during the year to 31 December 2007:

Name of business acquired	Principal activity	Date of acquisition	Proportion of shares acquired	Cost of acquisition
Patriot Antenna Systems	Design and manufacture of parabolic antennas	28 August 2007	Asset purchase	US$18m plus contingent consideration up to US$27m
ADDE	Cryostatic cooling products	10 December 2007	Asset purchase	US$4.5m

No businesses were sold or classified as discontinued during the year to 31 December 2007.

Contingent consideration totalling £5.8m was received during 2007 in relation to the disposal of Wallop Defence Systems Limited, which was completed in March 2006, and is included in the results of discontinued operations.

11. Events after the balance sheet date

On 3 January 2008, the Group acquired 100% of the share capital of S-TEC Corporation for US$38m on a debt and cash free basis. This company designs, certifies and manufactures autopilots for general aviation aircraft.

The acquisition of the Surveillance and Attack business unit from BAE Systems Inc (Lansdale) for US$240m on a debt and cash free basis was completed on 22 February 2008.

In January 2008, the agreement to purchase SPARTA Inc for US$416m on a debt and cash free basis was announced, subject to regulatory approval. US$35m of this consideration is payable over the first three years following completion of the transaction. This acquisition is expected to be completed in the second quarter of 2008.

On 22 January 2008, the Group announced the agreement of a new US$700m acquisition financing facility.


END